

November 19, 2015

Via Email
Andrew J. Pitts
Cravath, Swaine & Moore LLP
825 Eight Avenue
New York, NY 100019

> **Re: NCR Corp.**
> **Schedule TO-I filed November 13, 2015**
> **SEC File No. 5-12264**

Dear Mr. Pitts:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above. Our review was limited to the matter identified in the comment below. All defined terms have the same meaning as in your filing, unless otherwise noted.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Schedule TO – Item 10. Financial Statements

1. Please explain in your response letter why you do not believe that the financial information showing the pro forma effect of the tender offer on the Company is material. See Item 1010(b) of Regulation M-A. In this regard, we note that at the minimum Purchase Price of $26.00 per Share in the Offer, you would be repurchasing 22.6% of the total issued and outstanding Shares. We also note that the terms of the Strategic Investment, which will be used to partially fund the $1 billion total funds needed to purchase tendered Shares.

Andrew J. Pitts, Esq.
Cravath, Swaine & Moore LLP
November 19, 2015
Page 2

<u>Closing Information</u>

Please amend your filing in response to this comment. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with the above comment is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made. In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions